Exhibit 21.1

Subsidiaries

Name	Jurisdiction of Incorporation
Allarity Acquisition Subsidiary Inc.	Delaware
Allarity Therapeutics Europe ApS (formerly Oncology Venture Product Development ApS)*	Denmark
Allarity Therapeutics Denmark ApS (formerly OV-SPV2 ApS)*	Denmark
Medical Prognosis Institute, Inc.*(1)	Arizona
Oncology Venture US Inc.*(1)	Delaware

*	wholly-owned subsidiary of Allarity Acquisition Subsidiary, Inc
(1)	In the process of being dissolved because inactive.